Exhibit 12.1
Ratio of Earnings to Fixed Charges (unaudited) (in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Net loss from continuing operations	$(65,170)	$(49,312)	$(46,300)	$(40,295)	$(195)
Benefit from income taxes	(42,807)	(31,277)	(25,093)	(4,328)	(7,889)
Loss before benefit from income taxes	(107,977)	(80,589)	(71,393)	(44,623)	(8,084)
Fixed charges:
Interest expense	109,054	109,885	110,724	113,079	94,298
Amortization of deferred debt issuance costs and original issue discount	14,592	13,258	12,512	12,577	14,406
Estimated interest factor on operating leases	1,704	1,923	2,329	1,854	1,992
Total fixed charges	125,350	125,066	125,565	127,510	110,696
Earnings:
Loss before benefit from income taxes	(107,977)	(80,589)	(71,393)	(44,623)	(8,084)
Fixed charges	125,350	125,066	125,565	127,510	110,696
Total earnings	$17,373	$44,477	$54,172	$82,887	$102,612
Ratio of earnings to fixed charges (1)	—%	—%	—%	—%	—%

(1)
Earnings consist of loss before benefit from income taxes. Fixed charges consist of interest on borrowings, amortization of deferred debt financing costs and original issue discount and an estimated interest factor on operating leases. For the years ended December 31, 2016, 2015, 2014, 2013 and 2012, earnings were insufficient to cover fixed charges by $107,977, $80,589, $71,393, $44,623 and $8,084, respectively.